CIRCLE

Obianozo Chukwuma <obi@seedinvest.com>

## New Deal Updates from Perfitly, Virtuix & More

1 message

**SeedInvest** <deals@seedinvest.com> Wed, Mar 24, 2021 at 3:07 PM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

seedinvest

Deal Updates

Hi Obi,

In case you missed it, here's a roundup of recently announced deal updates. Click the links below to learn more. Additionally, be sure to click the "Follow" button on any company's profile page that you are interested in. Read more here.

- **Perfitly** launched a new 3D+ viewer & photo app enhancement feature and was accepted into a global fashion accelerator - the campaign is closing soon
- **GROUNDFLOOR** achieved a 168% increase in first-time investors on its platform in 2021
- **Cytonics** received another issued U.S. patent for the company's lead drug candidate, CYT-108
- **Death & Co** was featured in 10 press publications including The Wall Street Journal, The Los Angeles Times, and The New York Times
- **Good Earth Organics'** team answered investor FAQs
- **Innovega** surpassed $1M in reservations in the first two weeks of launching
- **Fantasy Sports** surpassed $300K in reservations in the first week of launching
- **Virtuix** surpassed $13M and was featured in VentureBeat ahead of the campaign closing next week - there is a limited allocation left

**Browse all our deals.** Learn more about all our investment opportunities.

Innovega, and Death & Co are accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega, Death & Co: https://www.seedinvest.com/death.co

The Good Earth Organics, Inc., Virtuix, Groundfloor, and Cytonics are offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: The Good Earth Organics, Inc.: https://www.seedinvest.com/goodearthorganics, Virtuix: https://www.seedinvest.com/virtuix, Groundfloor: https://www.seedinvest.com/groundfloor, Cytonics: https://www.seedinvest.com/cytonics

Perfitly, and Fantasy Sports are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Perfitly: https://www.seedinvest.com/perfitly, Fantasy Sports: https://www.seedinvest.com/fantasy.sports